Exhibit 99.2

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Election of Chairman of the Supervisory Committee

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 11 May 2023 in relation to the election of Ms. Xie Li as employee representative supervisor.

In accordance with the relevant regulations of the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, the Company convened the sixteenth meeting of the Tenth Session of the Supervisory Committee of the Company (the “Supervisory Committee”) on 15 May 2023. The Supervisory Committee considered and approved the Resolution on the Election of the Chairman of the Tenth Session of the Supervisory Committee and elected Ms. Xie Li as the Chairman of the Supervisory Committee for a term of office which is the same as the current session of the Supervisory Committee.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 15 May 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.